SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
PUBLICLY-HELD COMPANY
CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telecomunicações de São Paulo S.A. – TELESP (“Telesp”), hereby inform that, pursuant to the provisions in the Private Agreement for Convergence, Purchase and Sale of Businesses, Assets, Shares and Other Covenants (“Agreement”), entered into on October 29, 2006 between Telesp and  Abril Comunicações S.A., Tevecap S.A., TVA Sistema de Televisão S.A. and Rede Ajato S.A., having as intervening parties Abril S.A., Navytree Participações Ltda., GTR Participações Ltda., Comercial Cabo TV São Paulo S.A., TVA Sul Paraná S.A. and TVA Brasil Radioenlaces Ltda.  (“Abril”), and approved by Telesp’s shareholders at a special shareholders’ meeting held on November 23, 2007, purchased, on september 29, 2011, 68,533,233 common shares, representing 49% of the referred class of shares in Lemontree Participações S.A., which, on its turn, is the holder of 80.1% of the common shares in Comercial Cabo TV São Paulo S.A., a company engaged in cable TV services in the State of São Paulo.

 São Paulo, Septebmer 30, 2011.

Gilmar Roberto Pereira Camurra
Investor Relations Officer

Telesp – Investor Relations
Tel: +55 11 3549 7200
Email: ri.telefonicabr@telefonica.com.br
www.telefonica.com.br/investidores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY
Date:	September 30, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director